MAG Silver Corp

For Immediate Release

July 2, 2007

N/R #07-17

MAG SILVER CORP. TO LIST ON THE AMERICAN STOCK EXCHANGE

UNDER THE SYMBOL “MVG”

(Vancouver) MAG Silver Corp. (MAG-TSXV; MVG-AMEX) announces that the Company has received formal approval to list its common shares on the American Stock Exchange (“AMEX”). The AMEX has advised that the approval is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards.  Effective July 9, 2007 the Company expects its shares will be listed for trading on the AMEX under the symbol MVG. The Company will continue to trade on the TSX Venture Exchange under the symbol MAG.

About MAG Silver Corp (www.magsilver.com)

MAG Silver is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP

"Frank R. Hallam"

Chief Financial Officer

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains “forward-looking statements” within the meaning of Canadian and U.S. securities laws.  All statements in this release, other than statements of historical facts, that address events or developments that the Company expects are forward looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.  The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors.